



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 1, 2004

John W. Thomson
Senior Attorney
AT&T Corp.
Room 3A140
One AT&T Way
Bedminster, NJ 07921

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/1/2004

Re: AT&T Corp.
Incoming letter dated January 27, 2004

Dear Mr. Thomson:

This is in response to your letter dated January 27, 2004 concerning a shareholder proposal submitted to AT&T by the CWA Joe Beirne Foundation. We also have received letters on behalf of the proponent dated February 10, 2004 and February 17, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Tony Daley
CWA Research Department
The CWA Joe Beirne Foundation
501 Third Street, N.W.
Washington, DC 20001-2797

5907





John W. Thomson
Senior Attorney

One AT&T Way
Room 3A140
Bedminster, NJ 07921
Phone: 908-532-1901
Fax: 832-213-0312

January 27, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by
Communications Workers of America
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareowners (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by the CWA Joe Beirne Foundation (the "Proponent") by letter dated December 17, 2003 and received by the Company on December 18, 2003. Enclosed herewith are six (6) copies of the Proposal.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials. The Company seeks relief for good cause from Rule 14a-8(j) that the Company file its reasons for excluding the Proposal no later than 80 days before it files its definitive form of proxy with the Commission. The


Recycled Paper

date of the Company's Annual Meeting of Shareholders has been changed from June in 2003 to May in 2004 resulting in significantly less time for the Company to analyze and address shareholder proposals, especially those which were received on December 18, 2003, the last day for submitting proposals. The Company requests relief from the 80 day requirement.

The Proposal states that "... stockholders request: 1) a special review of AT&T's executive compensation policies to determine whether they create an undue incentive to export jobs, restructure operations or make other decisions that may prove to be short-sighted, by linking the compensation of senior executives to measures of performance that are based on corporate income or earnings; and 2) a report to the stockholders that summarizes the scope of the review and any action recommended."

The supporting statement asserts that AT&T is part of a trend "to get cheaper employees an ocean away (USA Today, 8/5/2003)". The Proponent also quotes Time, Reuters and Business Week on the topic of outsourcing jobs. No quotes are provided about executive compensation. In fact, in the supporting statement, after an initial introductory paragraph, the remaining seven paragraphs primarily discuss job exportation.

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) SINCE THE PROPOSAL DEALS WITH A MATTER RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS

The Proposal is not what it pretends to be. The Proposal is not really about executive compensation but rather about exporting jobs. The nominal Proponent is associated with a labor union, the Communications Workers of America ("CWA"). The CWA is well known for its interest in this important labor policy issue, which is the subject of extensive pending Federal and state legislation. For example, a news item posted on the CWA's website, www.cwa-union.org, dated October 27, 2003 (attached), states "CWA is mobilizing support for legislation in Maryland - similar to pending bills in New Jersey and Michigan - that would ban state agencies and contractors from outsourcing information technology and call center work to other countries." Another news item dated March 2003 (attached) says "CWA is pressing Congress to authorize an investigation by the General Accounting Office into the growing number of U.S information and technology companies that are shifting U.S. technology jobs overseas. Numerous tech and information companies have been involved in the transfer of U.S. work overseas, including AT&T…." An item from September 22, 2003 (attached) titled "Bay Area Tech Workers Rally Against 'Offshoring'" says "CWA has persuaded congressional leaders to order a Government Accounting Office study of the extent and consequences of the problem, and is pursuing legislation to close loopholes that hurt American workers." Finally, an undated posting (attached) titled "Outsourcing and Offshoring Blog" reads: "Join the CWA outsourcing web log (blog) of news articles on outsourcing and offshoring. The focus of the blog is the hollowing out of American companies: jobs are going abroad but companies are aggressively subcontracting operations in ways that reduce salaries and benefits and threaten union representation. The blog will contain news clips and analysis of the twin threats of outsourcing and offshoring."

The Company agrees that exporting jobs is an important issue, but it is an issue that clearly relates to the Company's ordinary business operations. As such, the Proposal can be excluded as ordinary business under Rule 14a-8(i)(7). See, e.g., CBS, Inc., February 24, 1989 (deployment of assets); Labor Ready, Inc., April 1, 2003 (general compensation matters and employee relations); Merrill Lynch & Co., February 8, 2002 (termination, hiring or promotion of employees); Mobil Corp., January 26, 1993 (management of the workplace and general compensation issues); and OfficeMax, Inc., April 17, 2000 (customer and employee relations).

The Staff has on many occasions seen through a proponent's attempt to disguise an otherwise defective proposal as something else. For example, in International Business Machines Corp., February 5, 1980, the Staff stated: "In the Division's view, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing grievance against the Company". See also Union Pacific Corp., January 31, 2000; Dow Jones & Co., Inc., January 24, 1994. Similarly, the Staff has permitted the omission of proposals to tie executive compensation or stock option plans to specific dividend goals as relating to specific amounts of dividends under Rule 14a-8(i)(13) rather than to executive compensation. See COM/Energy Services Co., February 14, 1997; Central Vermont Public Service Corp., November 30, 1995.

The Company is aware that the Staff was not persuaded by similar arguments in some no-action letters. In Coca-Cola Co., January 16, 2001, the company argued persuasively but unsuccessfully that a proposal to prohibit executives from exercising stock options within one-year of significant workforce reduction announcements was actually about workforce reductions and not about executive compensation. See also RJR Nabisco Holdings Corp., February 23, 1998.

The Proposal at issue, however, goes well beyond the relatively focused "share the pain" concept of the Coca-Cola proposal and is clearly an example of an ordinary business matter readily disguised as an executive compensation matter.

The Company believes it is necessary to look through proponents' attempts to disguise ordinary business matters as executive compensation matters in order to preserve the ordinary business exclusion. In the Proposal at issue, the Proponent purports to desire a review of the Company's executive compensation policies, which, the Proponent correctly notes, may reward executives, among other things, for improvements in the Company's earnings per share, EBIT, or similar measures of corporate performance.

Does this element of earnings in the Company's compensation policies, asks the Proponent, unduly incent Company executives to export jobs? The same contrivance could be used indiscriminately to characterize as an executive compensation issue virtually any executive decision which in any way influenced a company's expenses or revenues (and almost every executive decision is made with those in mind) for any company where a company's earnings are considered relevant to executive compensation (which would be the case at virtually every American public corporation). By merely striking the words "export jobs" in the Proposal and replacing them with any other ordinary business topic, whether important or trivial or personal, which a proponent might want to bring to shareholders' attention, the Proposal could serve as a simple blueprint for completely eviscerating the ordinary business exception.

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2004 Proxy Materials under Rule 14a-8(i)(7).

Pursuant to Rule 14a-8(j)(1), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 532-1901. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,

John W. Thomson

Enclosures



CWA Joe Beirne Foundation

501 Third Street, N.W. ◦ Washington, DC 20001-2797 ◦ (202) 434-1158 ◦ Fax: (202) 434-1139

December 17, 2003

Robert S. Feit
Vice President – Law and Secretary
AT&T Corporation
Room 3A123
One AT&T Way
Bedminster, New Jersey 07921-0752

Dear Mr. Feit:

Re: Submission of Shareholder Proposal

On behalf of the CWA Joe Bierne Foundation ("Foundation"), I hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the AT&T Corporation ("Corporation") proxy statement to be circulated to Corporation shareholders in conjunction with the next annual meeting of shareholders in 2004. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Foundation is a beneficial holder of AT&T common stock with market value in excess of $2,000 held continuously for more than a year prior to this date of submission. Verification of the Plan's beneficial ownership in AT&T common stock is provided in this mailing.

The Foundation intends to continue to own AT&T common stock through the date of the Company's 2004 annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Mr. Tony Daley in the CWA Research Department at 202-434-9515.

Sincerely,

George Kohl
Administrator

Enclosures

Proposal

Resolved: the stockholders request:

(1) a special review of AT&T's executive compensation policies to determine whether they create an undue incentive to export jobs, restructure operations or make other decisions that may prove to be short-sighted, by linking the compensation of senior executives to measures of performance that are based on corporate income or earnings; and

(2) a report to the stockholders that summarizes the scope of the review and any action recommended.

Supporting Statement

AT&T uses "operational net earnings" and "earnings before interest and taxes" as factors in determining annual incentive pay. It also uses "three-year cumulative earnings per share" as a factor in awarding certain long-term incentives. I believe these criteria may create undue incentives for executives to make short-sighted decisions that may boost short-term earnings, but have long-term consequences that may be detrimental to the Company and its shareholders.

One example of the need to review compensation policies is the growing tendency of American corporations to export jobs, either directly or through third party vendors, "to get cheaper employees an ocean away" (USA Today, 8/5/2003). AT&T is part of this trend because it uses third party vendors in other nations to help it provide a significant and increasing percentage of its long-distance services for customers in the United States.

Time has reported that some managers of American companies "believe they can cut their overall costs 25% to 40%" merely "by taking advantage of lower wages overseas" (8/4/2003). This difference in wage rates has created a temptation for executives to export jobs, whether or not it makes sense in the long run.

At AT&T, I believe the temptation to export jobs and make other short-sighted decisions is exacerbated by criteria that it uses to determine bonus awards and incentive pay. These criteria give senior executives a personal incentive to boost earnings within one to three year performance periods to maximize their own pay. Consequently, they may be rewarded for making decisions that boost earnings in the short run, before it becomes apparent that the long-term consequences are detrimental.

Reuters reported that "outsourcing could do more harm than good" (10/31/2003). The report cited one survey in which "66 percent of companies ... were disappointed with their outsourcing contracts." It added that "only 39 percent of the companies [in the survey] would renew contracts with their existing outsourcing suppliers, and 15 percent planned to bring services back in-house."

Reuters also reported the view of a consultant that "only 40 percent of the outsourcing projects are successful." It added, "pitfalls include security hazards, cultural differences, and logistics nightmares."

Business Week identified similar concerns (2/3/2003). It reported that "many companies [have] ended up repatriating ... work because they felt they were losing control of core businesses or found them too hard to coordinate."

I believe compensation decisions should look beyond income and earnings to consider both the quality of earnings and the quality of executive decision-making. The proposed actions would be a step in that direction.


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CWA Techs Push Maryland Off-Shoring Ban

October 27, 2003

CWA is mobilizing support for legislation in Maryland - similar to pending bills in New Jersey and Michigan - that would ban state agencies and contractors from outsourcing information technology and call center work to other countries.

Such a bill was introduced this year by Maryland State Rep. Pauline Menes, "but it kind of flew under the radar screen - unions didn't really know about it," said Mike Blain of Seattle-based WashTech, the high-tech affiliate of The Newspaper Guild-CWA. "We'll be organizing strong support for the bill when Rep. Menes reintroduces it next January," he said.

Blain along with others from CWA and from the AFL-CIO Department for Professional Employees met recently with Menes in Silver Spring, Md. to discuss the bill and also to get together with Washington, D.C.-area technology workers who have joined CWA's TechsUnite.org network.

Through the Web-based network, which was launched earlier this year, WashTech already has established high-tech organizing committees in San Jose, Calif., Boston, New York, Cleveland, and South Florida. More than 10,000 IT workers have signed up for e-mail news and action alerts through TechsUnite, said Blain, who is WashTech's editor and webmaster.

Using the network to mobilize e-mails to lawmakers, CWA lobbied successfully for senate passage of the New Jersey outsourcing ban earlier this year; the state assembly will take up the bill next month.

For more information, visit: www.techsunite.org.

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CWA News

March 2003

CWA Wants Government Action on Tech Outsourcing

CWA is pressing Congress to authorize an investigation by the General Accounting Office into the growing number of U.S. information and technology companies that are shifting U.S. technology jobs overseas.

Numerous tech and information companies have been involved in the transfer of U.S. work overseas, including AT&T, Microsoft, Bank of America, Dell, Eastman Kodak, IBM Corp. General Electric Co.'s medical services division and Hewlett Packard, Bahr told members of Congress.

In a letter to key members of the Senate and House, including Sens. Edward Kennedy (D-Mass.) and Byron Dorgan (D-N.D.) and Reps. Marcy Kaptur and Dennis Kucinich (D-Ohio), CWA President Morton Bahr asked for an immediate investigation into the outsourcing of skilled technology jobs.

"The American public was told not to worry about the loss of manufacturing jobs as they would be replaced with high-tech service jobs" he said. "Not only was this flawed logic at the time, but now that very premise is challenged. If high-tech jobs are moving overseas, what will sustain the American economy?"

As reported in a recent issue of Business Week, a growing number of U.S. companies are sending upscale jobs overseas, including basic research, chip design, engineering, financial analysis and more. Shifting the high-tech, high-skilled work is a serious threat to the job security and wages of tech workers in the United States, the Washington Alliance of Technology Workers/CWA said.

WashTech, CWA Local 37083, has set up a section on its website to help tech workers and others e-mail elected officials, express their concerns about the loss of tech jobs and call for a government investigation.

WashTech focused attention on a briefing last summer by a top Microsoft executive at which the company encouraged managers to "pick a project and outsource today." By shifting work overseas, Microsoft could get "quality work at 50 to 60 percent of the cost," or "two heads for the price of one," the executive said.

The business news magazine cited Microsoft's outsourcing to China and India and its establishment of research centers in both countries.

WashTech pointed to a study by Forrester Research Inc. estimating that American employers will move about 3.3 million white-collar service jobs and $136 billion in wages overseas in the next 15 years, up from $4 billion in 2000.

For more information and reports on IT outsourcing, go to www.washtech.org or www.techsunite.org.





What's New Around the Union This Week

Bay Area Tech Workers Rally Against 'Offshoring'

September 22, 2003

About 50 CWA members, unemployed tech workers and other protesters rallied Tuesday morning in front of San Francisco's Hyatt Regency hotel, site of a two-day conference dubbed "Nearshore and Offshore Outsourcing."

"We are protesting the offshoring of tech jobs because it is destroying the fabric of our community in Silicon Valley," said Joshua Sperry, an organizer with CWA Local 9423, whose members were joined by others from Locals 9410 and 9415.

An estimated 400,000 high-tech American jobs have already been sent overseas and by 2015, experts believe the job losses could number 3.5 million. In 2000, according to one research group, more than $4 billion in wages was lost to offshore jobs, and the figure is rising rapidly.

"Workers, from software developers to system administrators to engineers, are very frightened about what this trend means about the future of the industry and the future of their jobs," Sperry said.

To address the problem and reach out to unemployed and concerned tech workers, CWA set up a website earlier this year, www.techsunite.org. Nationally, CWA has persuaded congressional leaders to order a Government Accounting Office study of the extent and consequences of the problem, and is pursuing legislation to close loopholes that hurt American workers.

Kathy Forte, who works at IBM's Silicon Valley laboratory and is a member of the Alliance@IBM/CWA, said she worries about supporting her son if her job moves overseas. "There are no jobs to replace those white-collar jobs that are moving," she said.

Sperry said the list of corporations that have moved high-tech jobs offshore is a who's who of Silicon Valley employers: Sun, Oracle, IBM, HP, Intel and SBC, among others.

"These are good jobs with good pay, the core of our local economy," said Shelley Kessler of the Central Labor Council of San Mateo County, another participant in the rally. "Offshoring is undermining our tax base, which affects our schools and infrastructure. You can't sustain our economy with low-wage jobs."

The conference drew about 250 senior executives from Bay Area high-tech firms, who came to learn how they could cut costs by moving jobs offshore. The event was put on by a company called the Brainstorm Group, which held a similar conference in Chicago in April and has another scheduled for November in New York.

Brainstorm President Gregg Rock, quoted by Silicom.com, said Tuesday was the first time protesters had targeted one of his events. He told the reporter he empathizes with workers who have lost jobs but said there's no turning back. "The genie's out of the bottle on offshore outsourcing," he said, adding that 3 to 4 percent of tech company budgets nationally are already earmarked for foreign labor.





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Communications Workers of America **AFL-CIO, CLC**



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Outsourcing and Offshoring Blog

Join the CWA outsourcing web log (blog) of news articles on outsourcing and offshoring.

The focus of the blog is the hollowing out of American companies: jobs are going abroad but companies are aggressively subcontracting operations in ways that reduce salaries and benefits and threaten union representation. The blog will contain news clips and analysis of the twin threats of outsourcing and offshoring. It will be published on a regular basis.

If you would would like to receive this regularly or have contributions to the blog, please send an e-mail to Tony Daley at tdaley@cwa-union.org.

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Privacy Policy

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358

SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703

Phone (608) 255-5111

February 17, 2004

BY FAX

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request of AT&T for a No-Action Letter With Respect to the Shareholder Proposal of the CWA Joe Beirne Foundation

Ladies and Gentlemen:

This letter supplements my letter of February 10, 2004, which was submitted in response to the claim of AT&T that it may exclude the shareholder proposal of the CWA Joe Beirne Foundation from its 2004 proxy materials. AT&T's request for a no-action letter is dated January 27, 2004.

The instant Proposal is substantially identical to a proposal that was submitted to IBM by shareholder James J. Mangi. In this context, I have just learned that the staff was "unable to concur . . . that IBM may exclude the proposal [from its proxy materials] under rule 14a-8(i)(7)." International Business Machines Corporation (February 2, 2004).

We believe that the same result is appropriate in the case of AT&T. Accordingly, for this reason, and for the reasons set forth in our prior letter, we submit that AT&T has failed to meet its burden of demonstrating "that it is entitled" to exclude the Proposal from its proxy materials.

Sincerely,

Frederick B. Wade

Frederick B. Wade

c. counsel for AT&T

Frederick B. Wade

ATTORNEY AT LAW

Fax (608) 255-3358

SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703

(608) 255-5111

DATE 2-17-04

PLEASE DELIVER THE FOLLOWING PAGES TO:

NAME: OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION

LOCATION:

FAX NO: 202-942-9525

FURTHER RESPONSE TO AT&T'S REQUEST FOR A NO-ACTION LETTER

TOTAL PAGES: 2

IF YOU HAVE PROBLEMS RECEIVING, PLEASE CALL:
Amy Falasz (608) 255-5111

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358

SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703.

Phone (608) 255-5111

February 10, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request of AT&T for a No-Action Letter With Respect to the Shareholder Proposal of the CWA Joe Beirne Foundation

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to the claim of AT&T that it may exclude the shareholder proposal of the CWA Joe Beirne Foundation from its 2004 proxy materials. The Proposal requests:

"(1) a special review of AT&T's executive compensation policies to determine whether they create an undue incentive to export jobs, restructure operations or make other decisions that may prove to be short-sighted, by linking the compensation of senior executives to measures of performance that are based on corporate income or earnings; and

(2) a report to the stockholders that summarizes the scope of the review and any action recommended."

Under Rule 14a-8(g), "the burden is on the company to demonstrate that it is entitled to exclude a proposal." (emphasis added). We submit that AT&T has failed to meet this burden, because its claims are without merit.

II. AT&T Has Failed to Demonstrate Good Cause for Missing the Deadline for Seeking a No-Action Letter

At the outset, AT&T seeks relief (pp. 1-2) from the requirement of Rule 14a-8(j), which provides that a Company must "file its reasons" for seeking a no-action letter "no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." We submit that the Company has failed to meet its burden of demonstrating, in the words of the rule, that it had "good cause for missing the deadline."

AT&T seeks relief from the deadline on the ground that "the date of the Company's Annual Meeting of Shareholders has been changed from June in 2003 to May in 2004." However, it has failed to disclose, either the extent to which the normal time for seeking a no-action letter was reduced, or the extent to which it missed the deadline for seeking a no-action letter.

In this context, the Company's letter to the staff is dated January 27, 2004. That is a full forty calendar days after the Proponent's timely submission of the Proposal on December 18, 2003.

Moreover, it appears that forty calendar days is close to the normal window of time that is a available for any company to seek a no-action letter (compare "120 days before the release date disclosed in the previous year's proxy statement" as the deadline for a proponent's submission of a Proposal to a company, with "80 days before the company files its definitive proxy statement and form of proxy" as the deadline for a company to seek a no-action letter). See SEC Staff Legal Bulletin No. 14, answer B.3. If the normal window of time for seeking a no-action letter is in fact forty calendar days, it is evident that AT&T submitted its request for a no-action letter on the very last day that would have been permissible if there had been no change in the date of its Annual Meeting.

AT&T knew, or should have known, that the change in the date of its Annual Meeting would reduce the time that was available for the submission of no-action letters. Yet, it has failed to submit a single iota of evidence that it took any steps to assure that it would be able to submit the instant request within the time that is permitted under Rule 14a-8(j).

Finally, the Shareholder Proposal Handbook edited by William Morley, who served as Senior Associate Director of the Division of Corporation Finance from 1993 to 1999, and as Chief Counsel of the Division from 1984 to 1992, points out that "the staff applies the [shareholder] deadline" for the submission of proposals in a "strict" manner. Section 11.03[B]. In fact, it appears that "the staff is so strict that even proposals received [by a company] one hour late are excludable." Id. If that is an accurate statement of the staff's current practice with respect to the submission of a shareholder proposal to a company, we believe the company deadline for seeking a no-action letter ought to be enforced with a similar degree of "strictness."

Under these circumstances, we submit that AT&T has failed to meet its burden of demonstrating that it had "good cause for missing the deadline." While the time for seeking a no-action may have been reduced, the Company has failed to make any showing that it had good reasons for its failure to seek a no-action letter in a timely manner.

III. AT&T Has Failed to Demonstrate That the Proposal Relates to Ordinary Business Operations

A. The Proposal Relates to the Policies and Criteria that AT&T Uses for Determining the Bonus Awards and Incentive Pay of Executives

AT&T claims (p. 2) that the Proposal may be omitted from its proxy materials under Rule 14a-8(i)(7) on the theory that it relates to ordinary business operations. However, contrary to the argument of the Company, the Proposal is plainly addressed to the policies and criteria that AT&T uses in determining the bonus awards and incentive pay on of its senior executives.

In this context, the Proposal expressly calls a "review of AT&T's executive compensation policies" (emphasis added). Moreover, it makes specific reference to the fact that AT&T uses certain "measures of performance" in determining the bonus awards and incentive pay of its senior executives.

The specific "measures of performance" at issue are identified in the first paragraph of the Supporting Statement. It declares that AT&T "uses 'operational net earnings' and 'earnings before interest and taxes' as factors in determining annual incentive pay."(emphasis added). It adds that AT&T "uses 'three-year cumulative earnings per share' as a factor in awarding certain long-term incentives." (emphasis added).

The third sentence of the Supporting Statement confirms the fact that the Proposal relates to senior executive compensation. It does so by expressing concern that the existing compensation "criteria may create undue incentives for [AT&T's senior] executives to make short-sighted decisions that may boost short-term earnings, but have long-term consequences that may be detrimental to the Company and its shareholders." (emphasis added).

The focus on senior executive compensation is continued in the fourth paragraph of the Supporting Statement. It makes specific reference to the "criteria that [AT&T] uses to determine bonus awards and incentive pay." It points out that "these [compensation] criteria give senior executives a personal incentive to boost earnings within one to three year performance periods to maximize their own pay." (emphasis added). Finally, it concludes that these compensation criteria make it possible for AT&T executives to "be rewarded for making decisions that boost earnings in the short run, before it becomes apparent that the long-term consequences are detrimental."

The final paragraph of the Supporting Statement is also focused on the policies and criteria that AT&T uses in determining bonus awards and incentive pay for its senior executives. It expresses the belief that such "compensation decisions should look beyond income and earnings to consider both the quality of earnings and the quality of executive decision-making."

Under these circumstances, we submit that the Proposal and the Supporting Statement are plainly addressed to the policies and criteria that AT&T uses in making executive compensation decisions. In this context, it has been the position of the Commission, since February of 1992, that shareholder proposals may not be excluded from a company's proxy materials if they deal with the compensation of senior executives. See A. Goodman and J. Olson eds., SEC Proxy and Compensation Rules, Section 15.7[2] at p. 15-30 (Third edition, 2004 Supplement).

In accord with this policy, the staff has denied company requests for no-action letters when it has found that the proposals "related to the criteria used for determining executive compensation." (emphasis added). General Electric Company (Feb. 22, 2000); Time Warner, Inc. (Feb. 22, 1996). The staff has also denied requests for no-action letters when it has found that the proposals related "to policies and standards for setting executive compensation." (emphasis added). See e.g. Knight-Ridder, Inc. (March 5, 1998); Louisiana-Pacific Corporation (Feb. 29, 1996). Under either standard, we submit that AT&T's request for a no-action letter should be denied.

B. To the Extent That the Proposal May Be Deemed to Be "About Exporting Jobs," It Presents a Significant Policy Issue That Transcends Ordinary Business Operations

1. A Significant Policy Issue Is Appropriate For a Shareholder Vote

The Commission has determined that a shareholder proposal may not be excluded from a company's proxy statement in reliance on Rule 14a-8(i)(7), if it relates to a significant issue of social policy. As the Commission declared in adopting the 1998 Amendments to Rule 14a-8, a proposal that presents a "sufficiently significant social policy issue" is deemed to "transcend the day-to-day business matters," and is therefore considered to "be appropriate for a shareholder vote." Securities Exchange Act Release No. 34-40018 (May 21, 1998).

We submit that AT&T's participation the exportation of American jobs is such an issue. Accordingly, if the staff should accept the Company's argument (p. 2) that the Proposal is "really . . . about exporting jobs," and not about executive compensation policies, there would still be no basis for the issuance of a no-action letter.

2. The Exportation of American Jobs Is A Significant Policy Issue

One method for determining the existence of a significant policy issue is to ask whether a proposal deals with an issue that is the subject of "widespread public debate." The staff has repeatedly employed this analysis in denying company requests for no-action letters.

In 2003, for example, the staff denied requests for no action letters with respect to proposals that concerned the impact of non-audit services on auditor independence. See e.g. ExxonMobil Corporation (Mar. 11, 2003) and Verizon Communications Inc. (Jan. 23, 2003). In each of the cited cases, the requests for no action letters were denied "in view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues . . . ."

The staff has also employed this test in a number of other contexts in denying company requests for no-action letters. These include the proposal dealing with the conversion of traditional defined benefit pension plans to cash-balance pension plans in International Business Machines Corporation (Feb. 16, 2000), the proposals concerning analyst independence that were at issue in J.P. Morgan Chase & Co. (Jan. 21, 2002) and The Goldman Sachs Group, Inc. (Jan. 15, 2002), and a proposal concerning option repricing that was the subject of General DataComm Industries, Inc. (Dec. 9, 1998).

In this context, we submit that there is substantial evidence that the exportation of American jobs is the subject of "widespread public debate" in both the electronic and print media. In addition, we submit that these articles and media reports demonstrate an "increasing recognition" that this practice has raised significant issues of policy that transcend ordinary business operations.

For example, Lou Dobbs Tonight has been presenting an ongoing series of special reports, for at least eight months, that is called "Exporting America." As host Lou Dobbs declared during one of those reports, corporations "are sending American jobs overseas at such a rapid rate that this country's economy is facing a crisis of historic proportions." (Lou Dobbs Tonight, Sept. 22, 2003; transcripts are available at CNN.com)

In this context, it appears certain that the exportation of jobs is having a significant impact on the ability of the economy to generate net growth in the number of American jobs. The New York Times reported, on February 7, 2004, that the United States had a net gain of just 112,000 new jobs in January, instead of the 175,000 new jobs that most forecasters had expected.

The net gain in January was "short of the 150,000 new jobs that economists consider necessary to absorb new entrants into the labor force." Id. The Times also noted that total job creation since last August comes to a net total of just 229,000 new jobs, and added that, compared with past recoveries, the economy is almost eight million jobs short of what economists expect more than two years into a period of growth. Id.

In a similar vein, the Milwaukee Journal Sentinel reported, on February 9, 2004, that 2.7 million jobs have been lost since the economic downturn began in 2001. It cited a study by Economy.Com, which estimated that more than "one-third of that work has been 'outsourced off shore.'" Under these circumstances, the rapid acceleration in the exportation of American jobs is undoubtedly a significant and substantial factor in limiting job growth within the United States.

According to Bob Herbert, writing in the New York Times, "there is no disputing the direction of the trend, or the fact that it is accelerating" (Dec. 29, 2003). He adds that, if the exportation of American jobs continues unchecked, it "will eventually mean economic suicide for hundreds of thousands, if not millions, of American families" Id.

C-Span broadcast a Brookings Institution debate concerning U.S. Trade Policy on January 6, 2004, which focused on the unprecedented and growing volume of job exportation. Each of the panelists agreed that this phenomenon has ominous implications for the future of the United States.

Paul Craig Roberts, was the most explicit of the C-Span panelists. He declared that the exportation of jobs will cause a fall in average wages in the United States, a collapse of the "ladder of upward mobility," and a reduction in the American standard of living. He concluded, "I expect the United States to become a third world nation in twenty years."

Additional evidence was provided during a roundtable debate in New York that was reported in The New York Times (Dec. 7, 2003). During that debate, Stephen S. Roach, the Managing Director and Chief Economist of Morgan Stanley declared that "offshore outsourcing is a huge deal . . . . Something new is going on" (emphasis added). He concluded:

> "the relationship between aggregate demand and employment growth . . . has broken down. That breakdown reflects not just the rapid growth . . . of outsourcing platforms in places like China and India, but also the accelerated pace by which these platforms can now be connected to the developed world through the Internet."

As to the "increasing recognition" prong of the staff's test for determining the existence of a significant issue of policy, consider an interview of U.S. Senator Charles Schumer that was broadcast on Lou Dobbs Tonight (December 9, 2003):

> "DOBBS: nearly everyone watching and listening to us right now understands [that] U.S. multinationals . . . are the ones who have chosen to outsource high value jobs in the United States and put them in other countries.
>
> SCHUMER: Yes, you bet.
>
> DOBBS: China, India . . .
>
> SCHUMER: Right. Exactly. I think this is the hidden issue of the 2004 election. The areas where it has particular resonance are the middle-West, all those swing states, Pennsylvania, Ohio, Michigan, and the

Southeast, where all those Senate seats are up. And its huge in those areas."

In this context, Lou Dobbs Tonight has been presenting a nightly list of American companies to publicize the fact that they are sending "jobs overseas or choosing to employ cheap foreign labor, instead of employing U.S. workers." (Dec. 10, 2003). In introducing the segment on December 10, 2003, Mr. Dobbs indicated that he was asking viewers to continue to "help to identify" and publicize the companies that are engaged in "the exportation of American jobs to cheap foreign labor markets."

Mr. Dobbs' coverage of this issue, and the viewer response to Mr. Dobbs' requests for help, are indicative of the "growing recognition" that this issue is significant. "We've received thousand[s] of e-mail[s]," Dobbs said. "It's going to be taking us . . . weeks and weeks to confirm these notifications" (Dec. 10, 2003). "Tonight," he continued, we're adding to the list of companies . . . . And bear with us. It's a huge list."

Business Week has also focused attention on the exportation of American jobs (See e.g., Aug. 25, 2003, Oct. 13, 2003, Dec. 8, 2003, and Jan. 26, 2004). For example, an article on October 13, 2003, noted that "the issue of outsourcing to low-cost destinations [such as India] is becoming ever more controversial, and American politicians are calling for restrictions designed to make it harder for companies like [India's] Wipro to win business." A New York Times article by Jonathan D. Glater (Jan. 3, 2004) declared that the movement of "white collar jobs overseas . . . is a hot-button issue in American business and politics."

Under the circumstances set forth above, we agree with New York Times columnist Bob Herbert that the trend toward the exportation of American jobs, and its implications for the American economy and standard of living, "should be among the hottest topics of our national conversation" (Dec. 29, 2003). Moreover, in view of the widespread public debate concerning the exportation of American jobs, and the increasing recognition that this phenomenon has raised significant policy issues, we submit that AT&T has failed to meet its burden of demonstrating that it is "entitled to exclude" the Proposal pursuant to Rule 14a-8(i)(7).

IV. Conclusion

For the reasons set forth above, we submit that AT&T has failed to meet its burden of demonstrating "that it is entitled" to exclude the Proposal from its proxy materials (See Rule 14a-8(g). The request for a no-action letter should be denied.

Please do not hesitate to contact me if you should have any questions. I have enclosed six copies of this letter for the staff, and am sending copies to counsel for the company and the proponent.

Sincerely,

Frederick B. Wade

Frederick B. Wade

c. Counsel for AT&T

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated January 27, 2004

The proposal requests that AT&T conduct a special review of its executive compensation policies to determine whether they create an undue incentive to export jobs, restructure operations, or make other decisions that may be short-sighted.

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir D. Gumbs
Special Counsel